Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Subject Company: New BKH Corp.

Commission File No. 333-218856

Subject Company: Black Knight Holdco Corp.

Commission File No. 333-218707

Press Release

Information for Investors:	Information for Media:

Kirk Larsen	Michelle Kersch
Black Knight	Black Knight
904.527.4470	904.854.5043
kirk.larsen@bkfs.com	michelle.kersch@bkfs.com

Premier Provider of Software and Data and Analytics Solutions Rebrands as Black Knight

•                                          Black Knight continues its evolution as the premier provider of software and data and analytics to the mortgage and consumer loan, real estate, and capital markets verticals

•                                          NYSE ticker symbol to be BKI

JACKSONVILLE, Fla. — Sept. 7, 2017 —Black Knight Financial Services, Inc. (NYSE: BKFS) announced today that, effective upon the completion of the previously announced distribution by Fidelity National Financial, Inc. (NYSE: FNF) of its equity interest in Black Knight Financial Services, Inc., it will be rebranding as Black Knight, clarifying its position as a leading provider of software, data and analytics to the nation’s top financial institutions.

Black Knight’s software, data and analytics solutions touch a vast majority of mortgages in the United States through its innovative suite of high-performance software and analytic platforms to the mortgage and consumer loan, real estate and capital markets verticals. Black Knight’s comprehensive origination and servicing software and data and analytics solutions are integrated across the home ownership lifecycle through business process automation, workflow and rules engines to help clients increase operational efficiency, mitigate risk and improve financial performance.

“Black Knight is ready to move forward as an independent company and continue producing results that exceed expectations for our clients, shareholders and employees,” said Black Knight Executive Chairman Bill Foley. “Strategically, Black Knight will remain laser-focused on delivering our software and data and analytics capabilities through our integrated platforms, and developing innovative solutions that help our clients solve their most significant challenges and further our leadership in the industry.”

Black Knight Chief Executive Officer Tom Sanzone added, “Black Knight has a long and proud history of success. Many of the leading financial institutions in the United States, including Wells Fargo, JPMorgan Chase and many others, as well as leading real estate and capital markets participants, rely on Black Knight solutions.”

Sanzone continued, “As our clients continue to search for ways to increase efficiency, enhance their operations and reduce risk and compliance exposure, Black Knight remains the right company at the right time to offer solutions and insight to help them overcome these complex business and regulatory challenges and optimize performance.”

We expect that the planned distribution of FNF’s equity interest in Black Knight Financial Services, Inc. to the holders of FNF group common stock will be completed on Friday, September 29, 2017, and, as a result of a series of transactions, a new publicly traded company, Black Knight, Inc. (formerly known as Black Knight Holdco Corp.) will become the new public parent of Black Knight Financial Services, Inc.  Following the completion of such transactions, Black Knight, Inc.’s common stock will trade on the NYSE under the ticker symbol BKI, with trading expected to commence effective Monday, October 2, 2017.

About Black Knight

Black Knight is a leading provider of integrated software and data and analytics solutions that facilitate and automate many of the business processes across the homeownership lifecycle.

Black Knight is committed to being a premier business partner that clients rely on to achieve their strategic goals, realize greater success and better serve their customers by delivering best-in-class software, services and insights with a relentless commitment to excellence, innovation, integrity and leadership. For more information on Black Knight, please visit www.BKFS.com.

Forward- Looking Statements

This press release contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Black Knight management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Black Knight undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the tax-free spin-off of Black Knight from Fidelity National Financial, Inc. (the “Distribution”); uncertainties as to the timing of the Distribution and any costs, expenses and utilization of resources relating thereto; the risk of shareholder litigation in connection with the spin-off; diversion of Black Knight management’s time and attention in connection with the spin-off; security breaches against our information systems; our ability to maintain and grow our relationships with our customers; changes to the laws, rules and regulations that affect our and our customers’ businesses; our ability to adapt our services to changes in technology or the marketplace; the effect of any potential defects, development delays, installation difficulties or system failures on our business and reputation; changes in general economic, business, regulatory and political conditions, particularly as they affect the mortgage industry; risks associated with the availability of data; the effects of our substantial leverage on our ability to make acquisitions and invest in our business; risks associated with our structure and status as a “controlled company”; our ability to successfully integrate strategic acquisitions; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the Distribution, (i) New BKH Corp. (“New BKH”) filed with the SEC on June 21, 2017 a preliminary registration statement on Form S-1, as amended by Amendment No. 1 on July 18, 2017, Amendment No. 2 on August 14, 2017, and Amendment No. 3 on August 23, 2017, which the SEC declared effective on August 25, 2017, and (ii) Black Knight Holdco Corp. (“New Black Knight”) filed with the SEC on June 13, 2017 a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on July 18, 2017, Amendment No. 2 on August 14, 2017, and Amendment No. 3 on August 23, 2017, which the SEC declared effective on August 25, 2017 (as so amended, the “New Black Knight Registration Statement”). The New Black Knight Registration Statement included a prospectus and a proxy statement, which was sent to Black Knight’s shareholders on or about August 28, 2017 in connection with their votes required in connection with the Distribution. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders may obtain these materials and other documents filed with the SEC by Fidelity National Financial, Inc., New BKH or New Black Knight free of charge from the SEC’s website, www.sec.gov. These documents can also be obtained free of charge from Black Knight by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-5100.

Participants in a Solicitation

The directors and executive officers of Black Knight and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transactions discussed herein. Information regarding the directors and executive officers of Black Knight is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017. Free copies of this document may be obtained as described in the preceding paragraph.

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SOURCE: BLACK KNIGHT FINANCIAL SERVICES, INC.